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Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Exhibit 99.1
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
NOT FOR DISTRIBUTION, RELEASE OR PUBLICATION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED
STATES (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE
DISTRICT OF COLUMBIA), OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION, RELEASE OR
PUBLICATION WOULD BE RESTRICTED OR PROHIBITED. OTHER RESTRICTIONS ARE APPLICABLE. PLEASE
SEE THE IMPORTANT NOTICE AT THE END OF THE ANNOUNCEMENT.

MARKET RELEASE
Results of Odd-lot Offer and Specific offer
Sibanye-Stillwater shareholders (“Shareholders”) are referred to the circular to Shareholders dated
2 November 2020, which contained details regarding the odd-lot offer (“Odd-lot Offer”) to Shareholders holding fewer than 100 Sibanye-Stillwater shares (“Odd-lot Holders”) and a specific offer (”Specific Offer”)
to Shareholders holding 100 Sibanye-Stillwater shares or more but equal to or fewer than 400 Sibanye-
Stillwater shares (“Specific Holders”), (collectively, “Offers”). Shareholders are further referred to the
General Meeting of Shareholders held on 1 December 2020, and the subsequent announcements released on the Stock Exchange News Service on (i) 1 December 2020, advising the voting results of the
General Meeting; and (ii) 11 December 2020, advising the finalisation details relating to the Offers.

Shareholders are hereby advised of the results of the Offers, both of which closed on
Friday, 24 December 2020.

Results of the Odd-lot Offer:
Shares retained
by election
Shares sold by
election
Shares sold by
default*
Total shares sold
Total
82,430
44,911
342,242
387,153
*Odd-lot Holders who did not make an election were automatically regarded as having chosen to sell their Odd-lot holdings.
Results of Specific Offer:
Shares sold by election
Total
1,044,044

Accordingly, Sibanye-Stillwater will repurchase and cancel a total of Sibanye-Stillwater shares, representing approximately 0.05 % of the total issued share capital of the Company, for a total offer consideration of R81,907,962.47. The cancelation and termination of listing of Sibanye-Stillwater shares repurchased in terms of the Offers is expected on or about 30 December 2020.

The total issued shares of Sibanye-Stillwater will accordingly be reduced from 2,925,001,704 to
2,923,570,507. The requisite payments of cash consideration to Odd-lot Holders and Specific Holders pursuant to the Offers will be made today, 28 December 2020.

The Offer will result in the reduction of Sibanye-Stillwater’s shareholder base and will benefit Sibanye-
Stillwater in reducing its on-going shareholder register related administration costs.

Johannesburg, 28 December 2020

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
www.sibanyestillwater.com

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited
Legal Advisors:
Edward Nathan Sonnenbergs Inc.

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the
“safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements, including, among others, those relating to Sibanye Stillwater’s financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.
All statements other than statements of historical facts included in this announcement may be forward-
looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”,
“estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-
Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of
Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-
Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-
Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting Sibanye-
Stillwater are described in Sibanye-Stillwater’s filings with the JSE and the United States Securities and
Exchange Commission.
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).
IMPORTANT NOTICES
This announcement may not be published, distributed or transmitted in the United States, or in any other
Restricted Jurisdiction, and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.
The Offers do not constitute an offer to sell or the solicitation of any offer to buy any Sibanye-Stillwater securities in any Restricted Jurisdiction, including the United States (or to or for the benefit of any US Person)
and such Offers are not being made, directly or indirectly, in or into the United States (or for the benefit of any US Person), or by use of the mails, or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or of any facility of a national securities exchange, of any Restricted Jurisdiction, including the United States, and the Offers cannot be accepted by any such use, means, instrumentality or facility or from within any Restricted
Jurisdiction, including the United States (or by a US Person). Accordingly, neither copies of this announcement nor any related documentation (including the Circular) are being or may be mailed or otherwise distributed or sent in or into or from a Restricted Jurisdiction, including the United States (or for the benefit of any US Person), and if received in any Restricted Jurisdiction, including the United States (or by a US Person), this Circular should be treated as being received for information purposes only. The Offers are not available to holders of Sibanye-Stillwater American Depositary Shares. Sibanye-Stillwater has not
and will not register under the US Securities Act any shares being offered or sold under the Offers. These shares may not be offered or sold in the United States or to US persons, unless they are registered under the US Securities Act, or an exemption from the registration requirements of the US Securities Act is available. Further details on the process to be followed are contained in the Circular.